The Very Good Food Company Launching Pilot Program in China

•	VERY GOOD to pilot launch its flagship brand, The Very Good Butchers, in China to reach a new consumer set in early 2022.

•	The enhanced distribution will allow VERY GOOD to enter a new market, widen its consumer base, and continue making its carefully crafted plant-based meats accessible to all.

Vancouver, British Columbia – October 14, 2021 – The Very Good Food Company Inc. (TSXV: VERY.V) (NASDAQ: VGFC) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, today announced its plans for a pilot program in China for the beginning of 2022. VERY GOOD will offer its carefully crafted plant-based meats under its flagship brand: The Very Good Butchers.

“We’ve seen an increase in consumer demand for plant-based foods in China and we’re thrilled to be introducing our plant-based meat alternatives on a different continent,” said Mitchell Scott, co-founder and CEO of The Very Good Food Company. “We’re guided by making plant-based eating accessible and approachable for all, and this is a significant milestone for us as we look to increase distribution to a brand-new geographic region and reach a new consumer base. This move is the perfect next step for us as we’re continuing to grow and become a global brand, accessing new markets and raising the plant-based meats bar all around the world – from North America, to Europe, and now Asia.”

VERY GOOD is working with partners in China to assess the importation of its products and supply chain logistics to execute a successful plan. The Company is executing on its larger growth strategy and the new pilot launch in China is only the beginning.

Marketing & Investor Relations Update

VERY GOOD today also announced that it has retained TD Media, LLC d/b/a Life Water Media (“Life Water Media”) to provide investor relations services pursuant to a campaign agreement (the “Agreement”). Life Water has been engaged to assist with expanding investor awareness of VERY GOOD and the Company’s business through digital marketing campaigns.

The Agreement provides for an initial term from October 12, 2021 to November 10, 2021 following completion of which VERY GOOD and Life Water have the option to mutually extend the Agreement, unless otherwise terminated in accordance with its terms. Cash compensation for Life Water’s services will be USD$100,000. Life Water is arm’s length to VERY GOOD and has no interest, directly or indirectly, in VERY GOOD or our securities and has no right or intent to acquire such an interest. Life Water does not hold shares of VERY GOOD and will not receive any securities of VERY GOOD as compensation. VERY GOOD will pay any compensation owing to Life Water from available working capital.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward looking information contained or referred to in this news release includes statements relating, but not limited to, the nature of the planned pilot program in China, the timing of such program and the opportunities and benefits to be derived therefrom, VERY GOOD’s plans beyond such pilot program as well as the expectations for VERY GOOD’s marketing and investor relations campaigns. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to VERY GOOD’s ability to launch the pilot program including within the intended timeframe, macro-economic conditions, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the continued strong demand for VERY GOOD’s products, the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Registration Statement filed with the SEC at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:

Investor Contact

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

Media Contact

Aubrey Martin

Rachel Kay Public Relations

Email: aubrey@rkpr.net

Phone: +1 (858)-922-1576

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